UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

STITCH FIX, INC.
(Exact name of Registrant as Specified in Its Charter)

Commission file number: 001-38291

Delaware		27-5026540
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

1 Montgomery Street	Suite 1500
San Francisco	California	94104
(Address of Principal Executive Offices)		(Zip Code)
Casey O’Connor
Chief Legal Officer and Corporate Secretary
(415) 971-7377
(Name and telephone number, including area code of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Stitch Fix, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2025, to December 31, 2025.
This Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (see Exhibit 1.01 to this Form SD) are being posted to the publicly available Internet site https://investors.stitchfix.com/sec-filings upon the filing of this Form SD.
Item 1.02     Exhibits
The Company’s Conflict Minerals Report for the reporting period January 1, 2025, to December 31, 2025, is attached hereto as Exhibit 1.01.
Item 2.01    Exhibits

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STITCH FIX, INC.

/s/ Casey O’Connor	May 27, 2026
Casey O’Connor	(Date)
Chief Legal Officer and Corporate Secretary